Listed Funds Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202
May 5, 2022
Ms. Valerie Lithotomos
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”) File Nos. 333-215588 and 811-23226 TUG + Income & Nasdaq-100® ETF TUG & Nasdaq-100® ETF (each, a “Fund” and together, the “Funds”)
Dear Ms. Lithotomos:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 176 to the Trust’s Registration Statement on Form N-1A filed March 1, 2022 (SEC Accession No. 0000894189-22-001640) (the “Amendment”) with respect to the Funds, each a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Comment 1.Please provide a completed fee and expense table for each Fund.
Response:     Please see Appendix A for a completed fee and expense table for each Fund.
Comment 2.Please explain how each Fund will treat derivative holdings for purposes of their respective 80% investment policy.
Response:     The Trust notes that each Fund has revised its name. Each Fund’s new name is as follows:

Previous Fund Name	New Fund Name
TUG + Income & Nasdaq-100® ETF	STF Tactical Growth & Income ETF
TUG & Nasdaq-100® ETF	STF Tactical Growth ETF
Given these revised names, the Trust notes that an 80% investment policy pursuant to Rule 35d-1, and subsequent treatment of derivative holdings for such a policy, is no longer required for either Fund.
Comment 3.Please complete all bracketed information and placeholders throughout the registration statement.
Response:     The Trust acknowledges the comment and will finalize and complete all bracketed information and placeholders in accordance with Form N-1A prior to filing an amendment to the Funds’ registration statement.

Comment 4.Please order the principal investment risks for each Fund to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield, and/or total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response:     The Trust has reviewed each Fund’s risk disclosures to ensure that such disclosures are tailored appropriately to the risks of the applicable Fund, not overly lengthy or technical, and that the risks the Adviser considers the most significant are not obscured or constructed in a manner that could render the disclosure misleading. Additionally, the Trust believes that ordering the risks alphabetically makes it easier for investors to find applicable risk factors and compare them across funds.
While the Trust respectfully declines to reorder the principal risks, the Trust notes that the following disclosure is included before the first paragraph under “Principal Investment Risks” in the Fund’s summary section with similar language in response to Item 9 of Form N-1A to help investors understand the importance of reading each risk disclosure regardless of their sequence: “Just as in each Fund’s summary section above, the principal risks below are presented in alphabetical order to facilitate finding particular risks and comparing them with those of other funds. Each risk summarized below is considered a “principal risk” of investing in the applicable Fund, regardless of the order in which it appears.”
Comment 5.Confirm supplementally that an AFFE line item is not needed in the fee table for each Fund given that investment in other investment companies is contemplated in the principal strategy and risk sections for each Fund. Alternatively, please update the fee table for each Fund to include an applicable AFFE line item.
Response:     The Trust confirms an AFFE line item is not necessary at this time. Each Fund anticipates investing in other investment companies to help it achieve its investment objective, but the expense associated with such investment is not expected to exceed 0.01 percent of either Fund’s average net assets initially and thus, the AFFE line item is not yet required.
Comment 6.With respect to the TUG & Nasdaq-100® ETF, please add an 80% investment policy to the Fund’s principal investment strategy to reflect that the Fund will invest at least 80% of its net assets in companies included in the Nasdaq-100® Index.
Response:     As noted in the Trust’s response to Comment 2 above, the TUG & Nasdaq-100® ETF has revised its name to be the STF Tactical Growth ETF. Given this revised name, the Trust notes that no 80% investment policy is required for the Fund pursuant to Rule 35d-1.
Comment 7.Please add “upon 60 days’ written notice to shareholders” to the statement “Each Fund’s investment objective has been adopted as a non-fundamental investment policy and may be changed without shareholder approval upon written notice to shareholders.”
Response:     Although the Trust will endeavor to provide as much notice as possible in the event of a change in either Fund’s investment objective, the Trust respectfully declines to make the requested change, as the Trust does not believe that such notice period is required by Form N-1A or any applicable rules under the Investment Company Act of 1940.

Comment 8.In the section entitled, “Acceptance of Orders of Creation Units,” please review and reconcile any disclosure related to the Funds’ having the ability to suspend creations to be consistent with previous Staff comments provided to the Trust.
Response:     The Trust has revised the disclosure in question to be consistent with the previous Staff comments provided to the Trust as follows:
    Acceptance of Orders of Creation Units. The Trust reserves the right to reject an order for Creation Units transmitted in respect of a Fund at its discretion, including, without limitation, if (a) the order is not in proper form or the Fund Deposit delivered does not consist of the securities the Custodian specified; (b) the investor(s), upon obtaining the Shares ordered, would own 80% or more of the currently outstanding Shares of the Fund; (c) the Deposit Securities or Deposit Cash, as applicable, delivered by the Authorized Participant are not as disseminated through the facilities of the NSCC for that date by the Custodian; (d) the acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; (e) the acceptance or receipt of the order for a Creation Unit would, in the opinion of counsel, be unlawful; or (f~~d~~) in the event that circumstances outside the control of the Trust, the Custodian, the Transfer Agent, the Distributor and/or the Adviser make it for all practical purposes not feasible to process orders for Creation Units. Examples of such circumstances include acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Trust, the Distributor, the Custodian, the Transfer Agent, DTC, NSCC, Federal Reserve System, or any other participant in the creation process, and other extraordinary events. The Trust or its agents shall communicate to the Authorized Participant its rejection of an order. The Trust, the Transfer Agent, the Custodian and the Distributor are under no duty, however, to give notification of any defects or irregularities in the delivery of Fund Deposits nor shall either of them incur any liability for the failure to give any such notification. The Trust, the Transfer Agent, the Custodian and the Distributor shall not be liable for the rejection of any purchase order for Creation Units. Given the importance of the ongoing issuance of Creation Units to maintaining a market price that is at or close to the underlying NAV of a Fund, the Trust does not intend to suspend the acceptance of orders for Creation Units, unless it believes doing so would be in the best interests of the Fund

*	*	*
If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (513) 493-5880 or at josh.hinderliter@usbank.com.

Sincerely,

/s/ Joshua J. Hinderliter
Joshua J. Hinderliter
Assistant Secretary

Appendix A
STF Tactical Growth & Income ETF
Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). This table and the Example below do not include the brokerage commissions and other fees to financial intermediaries that investors may pay on their purchases and sales of Shares.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.65%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.65%
* Estimated for the current fiscal year.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year:	$66	3 Years:	$208

STF Tactical Growth ETF
Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Fund (“Shares”). This table and the Example below do not include the brokerage commissions and other fees to financial intermediaries that investors may pay on their purchases and sales of Shares.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.65%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.65%
* Estimated for the current fiscal year.
Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year:	$66	3 Years:	$208
A-1